SMIC Chooses Kilopass Embedded Non-Volatile Memory (NVM) for Its 65nm and 45nm CMOS Logic
Processes

Shanghai [2009-09-25]

Santa Clara, CA — September 25th, 2009 — Kilopass Technology Inc., the leading provider of semiconductor logic non-volatile memory (NVM) intellectual property (IP), and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and SEHK: 0981.HK), one of the world’s leading foundries, today announced their embedded OTP partnership. Kilopass is the first embedded OTP NVM partner in SMIC’s 65nm and 45nm processes. The 65nm OTP testchip tapes out at the end of 2009 followed by 45nm in mid-2010.

Kilopass and SMIC have been collaborating since 2005 with the development of 180nm, 130nm, and 90nm OTP. Their customers have seen much success in applications including trimming, boot code, and security key storage for multimedia processors, MCUs, and RFID ICs.

“We are excited to be chosen as SMIC’s lead embedded OTP NVM partner for 65nm and 45nm processes,” said Kilopass President and CEO, Charlie Cheng. “China is an important market place for Kilopass customers, and we view SMIC as the leader in providing cost-effective technology solutions as our customers’ volume ramps up.”

Kilopass’s patented XPM™ technology is built using standard CMOS logic, without any changes to the masks, manufacturing steps, or equipment used. The resulting OTP NVM is also highly secure and highly reliable. As a result, the XPM is low cost to develop compared to alternative technologies, and low cost to manufacturer for customers and foundries.

“We are pleased to add Kilopass’s XPM™ OTP technology to our 65nm and 45nm IP portfolio,” said Max Liu, V.P of SMIC Design Services Center, “Both of our target markets, consumer products with digital rights management (DRM) & security ID, as well as precision analog/mixed products needing calibration, make Kilopass the ideal partner.”

Kilopass XPM™ OTP is now available at SMIC in 180nm, 130nm, and 90nm processes. For more details, please contact sales@kilopass.com.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE:SMI — News; SEHK:981 — News) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35 um to 45 nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Kilopass

Kilopass Technology, Inc., a fast-growing supplier of embedded NVM intellectual property, leverages standard logic CMOS processes to deliver one-time programmable (OTP) structures based on its extra-permanent memory (XPM™) technology. The memory can be used for the storage of firmware, security codes, calibration data and other application-critical information. Kilopass is funded by BlueRun Ventures, iGlobe Partners, Pitango Venture Capital, and US Venture Partners. The company is headquartered in Santa Clara, CA. For more information, please visit www.kilopass.com or email info@kilopass.com.

XPM™ and XPM Xtend™ are trademarks of Kilopass Technology Inc. all other tradenames and trademarks are the property of their respective holders.

Kilopass Press Contact:	SMIC Press Contact:
Erika Duscha Marcom Specialist	Angela Miao SMIC Public Relations

Kilopass Technology Inc. Semiconductor Manufacturing International Corporation

Santa Clara, CA (408) 980-8808 e.duscha@kilopass.com	Shanghai, China +86-21-3861-0000 Angela—Miao@smics.com

SMIC Press Contact:
Beverly Liu

Semiconductor Manufacturing International Corporation
Shanghai, China
+86-21-3861-0000

Beverly—Liu@smics.com